SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AssuranceAmerica Corporation

(Name of the Issuer)

AssuranceAmerica Corporation

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04621M 1 02

(CUSIP Number of Class of Securities)

Mark H. Hain, Esq.

Executive Vice President and General Counsel

AssuranceAmerica Corporation

RiverEdge One, Suite 600

5500 Interstate North Parkway

Atlanta, Georgia 30328

(770) 952-0200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$126,812	$14.52 (3)

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock based upon the aggregate number of shares owned by holders of less than 10,000 pre-reverse stock split shares.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $126,692 by one-fiftieth of one percent.

(3)	Previously paid with the initial filing of this Schedule 13E-3 Transaction Statement.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement (as so amended, “Schedule 13E-3”) is being filed by AssuranceAmerica Corporation, a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act, and suspend its reporting obligations under Section 15(d) of the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock, whereby each 10,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares to stockholders owning fewer than 10,000 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $0.04 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 10,000 pre-Reverse Stock Split shares, after the Reverse Stock Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $0.04 multiplied by the number of pre-Reverse Stock Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Stock Split own, in the aggregate, less than 10% of the Common Stock outstanding immediately before the Reverse Stock Split. The Reverse Stock Split will also provide for a corresponding decrease in the number of authorized shares of Common Stock from 120,000,000 shares to 12,000 shares.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Stock Split, the Company will effect a one-to-10,000 forward stock split (the “Forward Stock Split”) for those stockholders who hold at least one whole post-Reverse Stock Split share by converting all post-Reverse Stock Split shares held by such stockholders (including fractional shares) to a number of shares of our common stock equal to the number of such post-Reverse Stock Split shares multiplied by 10,000. The Forward Stock Split will also provide for a corresponding increase in the number of authorized shares of Common Stock from 12,000 to 120,000,000 shares.

Under Nevada law and the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may amend the Articles of Incorporation to implement the Reverse Stock Split and the Forward Stock Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions, and no vote is sought in connection with these actions. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split and the Forward Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a)(3) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

Item 1. Summary Term Sheet. The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Disclosure Statement under the caption “Company Information - The Company” is incorporated by reference.

(b) Securities. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(c) Trading Market and Price. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(d) Dividends. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(e) Prior Public Offerings. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(f) Prior Stock Purchases. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Item 3. Identity and Background of the Filing Person.

(a) Name and Address. AssuranceAmerica Corporation, the subject company, is the filing person of this Schedule 13E-3. Its principal executive offices are located at RiverEdge One, Suite 600, 5500 Interstate North Parkway, Atlanta, Georgia 30328, and its telephone number is (770) 952-0200. The information set forth in the Disclosure Statement under the captions “Company Information - The Company,” “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference.

(b) Business and Background of Entities. The information set forth in the Disclosure Statement under the caption “Introduction - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

(c) Business and Background of Natural Persons. The information set forth in the Disclosure Statement under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction - Stockholder Approval,” and “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

(c) Different Terms. The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Related to the Transaction - Potential Conflicts of Interests” is incorporated by reference.

(d) Appraisal Rights. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated stockholders at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. None.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. The information set forth in the Disclosure Statement under the caption “Special Factors - Background of the Transaction” is incorporated by reference.

(e) Agreements Involving the Company’s Securities. The information set forth in the Disclosure under the captions “Company Information - Company Securities,” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The fractional shares of common stock acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

(c) (c)(1) - (c)(8) Plans. The transaction is a Reverse Stock Split followed by a Forward Stock Split. The information set forth in the Disclosure Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Disclosure Statement under the captions “Special Factors - Background of the Transaction” and “Special Factors - Purpose of the Transaction” is incorporated by reference.

(b) Alternatives. The information set forth in the Disclosure Statement under the caption “Special Factors - Alternatives to the Transaction” is incorporated by reference.

(c) Reasons. The information set forth in the Disclosure Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

(d) Effects. The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under the captions “Special Factors - Background of the Transaction,” “Special Factors - Reasons for the Transaction” and “Special Factors - Fairness of the Transaction” is incorporated by reference.

(c) Approval of Security Holders. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Stockholder Approval” is incorporated by reference.

(d) Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction - Procedural Fairness of the Transaction” is incorporated by reference.

(e) Approval of Directors. The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Source and Amount of Funds” is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Disclosure Statement under the caption “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

(b) Securities Transactions. The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

(e)	Recommendation of Others. Not applicable.

Item 13. Financial Information.

(a) Financial information. The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated by reference.

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) -(b) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(b) Other Material Information. The information set forth in the Disclosure Statement and each Exhibit thereto is incorporated by reference.

Item 16. Exhibits.

(a)(3) Disclosure Statement to be mailed to stockholders of the Company.

(a)(5)(i) Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (incorporated by reference to such report filed with SEC on April 16, 2012).

(a)(5)(ii) Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (incorporated by reference to such report filed with the SEC on November 14, 2012).

(b) Not applicable.

(c) Not applicable.

(d))(i) Promissory Note Secured by Mortgage, effective December 30, 2011, by and between Guy W. Millner and the Company in the amount of $1,500,000.00 (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(ii)Promissory Note Secured by Deed of Trust dated December 29, 2011, by and between Guy W. Millner and the Company in the amount of $2,500,000.00 (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(iii) Deed to Secure Debt, dated December 29, 2011, by and between Guy W. Millner and Virginia Millner and the Company (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(iv) Secured Promissory Note, effective December 30, 2011, by and between the Company and Guy W. Millner in the amount of $1,500,000.00 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(v) Promissory Note, dated December 29, 2011, by and between the Company and Guy W. Millner in the amount of $2,500,000.00 (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(vi) Common Share Purchase Warrant Agreement, effective December 30, 2011, by and between the Company and Guy W. Millner and Virginia W. Millner (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(vii) Pledge Agreement, effective December 30, 2011, by and between the Company and Guy W. Millner (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(f) Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Exhibit A to the Disclosure Statement).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURANCEAMERICA CORPORATION

By:	/s/ Mark H. Hain
Name:	Mark H. Hain
Its:	Executive Vice President, General Counsel and Secretary
Date:	December 21, 2012